UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

MIT HOLDING, INC.
(Name of Issuer)

Common Stock, par value $.000001 per share
(Title of Class of Securities)

55318B104
(CUSIP Number)

William C. Parker
c/o MIT Holding
37 West Fairmont Ave., Suite 202
Savannah, GA 31406
(912) 925-1905
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55318B104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William C. Parker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,595,760 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 21, 595,760 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,595,760 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ࿠☐

13.	Percent of Class Represented by Amount in Row (11) 60.2% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)
Includes an aggregate of 6 million shares held of record by Meyers Associates, LP and certain of the Issuer’s financial advisors. Such shares are subject to a voting agreement whereby Mr. Parker has the right to vote the shares through May 2, 2009, but no power to dispose of them.

(2)	Percent based on 45,809,957 shares of common stock outstanding, as reporting in the Issuer’s Form 10-QSB for the period ending Sept 30, 2007.

Item 1.  Security and Issuer

This Schedule 13D relates to shares of common stock, $0.000001 par value per share (the “Common Stock”) of MIT Holding, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Company is 37 West Fairmont Ave., Suite 202, Savannah, GA 31406.

Item 2.  Identity and Background

Mr. Parker is a United States citizen with a business address of 37 West Fairmont Ave., Suite 202, Savannah, GA 31406. Mr. Parker is President, Chief Executive Officer and Chairman of the “Issuer”.

During the last five years, Mr. Parker has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Parker is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Parker acquired 21,595,760 shares of the Issuer on May 2, 2007, in exchange for 21,959,760 shares of Medical Infusion Group, Inc. (formerly known as MIT Holding, Inc.). On May 2, 2007, Mr. Parker also acquired the right to vote (but no power to dispose of) 6,000,000 shares of common stock of the issuer pursuant to voting agreements by and between Mr. Parker and certain of the Issuer’s financial advisors.

Item 4.  Purpose of Transaction

Mr. Parker has maintained voting control over the Issuer since its merger and reorganization on May 2, 2007. Mr. Parker has not formulated any definitive plans with respect to the subject securities. However, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) Mr. Parker is the beneficial owner of 27,595,760 shares of common stock of the Issuer. This includes an aggregate of 6 million shares held of record by Meyers Associates, LP and certain of the Issuer’s financial advisors over which Mr. Parker has an irrevocable proxy to vote through April 30, 2009, but no power to dispose of such shares.

(b) Mr. Parker has the sole power to vote 27,595,760 shares of common stock of the Issuer and the sole power to dispose of 21,595,760 shares. He has no power to dispose of an aggregate 6 million shares held of record by various financial advisors of the Issuer, over which he has the power to vote.

(c) Mr. Parker has not effected any transactions in the Common Stock during the past sixty (60) days.

(d) Several financial advisors of the Issuer, which includes Meyers Associates, LP, are record holders of an aggregate of 6 million shares of the 27,595,760 shares of common stock beneficially owned by Mr. Parker have the right to receive and the power to direct dividends from, or the proceeds from the sale of such 6 million shares. According to their filings with the SEC, none of these record holders holds, in the aggregate, more than 5% of the common stock of the company.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the voting agreement in place as described herein, Mr. Parker may not, without the prior written consent of the Issuer and Meyers Associates, LP, sell, assign, pledge, hypothecate or otherwise dispose of, directly or indirectly, any shares of Common Stock of the Company owned by him, or subsequently acquired by him, through May 2, 2009, provided that the Issuer and Meyers Associates, LP will review such restriction no later than May 2, 2008. Mr. Parker is not otherwise a party or subject to any contracts, arrangement, understandings or relationships with respect to the securities of the issuer.

Item 7.  Material to Be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 13, 2008

/s/ William C. Parker
William C. Parker